EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

PSE Technology Corporation	Taiwan
Pericom Semiconductor (HK) Limited	Hong Kong
Pericom Asia Limited	Hong Kong
PSE Technology (Shandong) Corporation	Shandong, China
Pericom Technology (Yangzhou) Corporation	Yangzhou, China
Pericom Technology Inc.	British Virgin Islands